TIME WARNER INC.
One Time Warner Center
New York, NY  10019-8016

October 19, 2007

VIA EDGAR

Daniel Morris
Attorney Advisor

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:    Time Warner Inc.
         Definitive 14A Filed on April 9, 2007
         File No. 001-15062

Dear Mr. Morris:

      This letter is being submitted in response to the letter dated August 21, 2007, (the "Comment Letter") in which the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission (the “SEC” or the “Commission”) commented on the executive compensation disclosures included in the Definitive Proxy Statement filed with the Commission by Time Warner Inc. ("Time Warner" or the "Company") on April 9, 2007. In the Comment Letter, the Company was asked to respond within 30 days. As communicated in a telephone conversation with you on September 21, 2007, in which you extended the deadline to respond to October 19, 2007, the Company requested additional time to prepare its response and provide for a review by the Compensation & Human Development Committee (the "Committee") of the Company's Board of Directors. For your convenience, the responses set forth below have been numbered to correspond to the comments set forth in the Comment Letter.

Policy and Procedures Governing Related Person Transactions, page 13

1.

Comment: Please expand your disclosure to identify those certain transactions between the company and entities affiliated with related persons which will be considered “Excluded Transactions.” Refer to Item 404(b)(1)(i) of Regulation S-K.

     Response: In the Company’s future proxy statement filings with the SEC, the disclosure   currently appearing under the section titled “Policy and Procedures Governing Related Person Transactions” will be expanded to specifically address the Staff’s comment relating to the identification of transactions which will be considered “Excluded Transactions.” For the SEC’s reference, the Company’s complete “Policy and Procedures Governing Related Person Transactions” is available on the Company’s website at www.timewarner.com/corp/corp_governance/governance_conduct.html.

Director Compensation for Fiscal Year 2006, page 38

2.

Comment: Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response: In the Company’s future proxy statement filings with the SEC, a footnote to the stock awards column of the Director Compensation Table will disclose the assumptions made in the valuation of the Company’s stock awards by making specific reference, as applicable, to the Company’s financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section of the Company’s Annual Report on Form 10-K.

3.	Comment: Please revise footnote 8 to explain why Ms. Hills’ $30,000 distribution is not included in the column entitled “All Other Compensation.” Refer to Item 402(k)(2)(vii)(D) of Regulation S-K.

Response: In the Company’s future proxy statement filings with the SEC, the Company will include in the “All Other Compensation” column of the Director Compensation Table any payment made pursuant to the Time Warner Retirement Plan for Outside Directors to other directors who are participants in the plan as an amount paid or accrued pursuant to a plan or arrangement in connection with the resignation, retirement or other termination of such director.

Role of the Compensation Committee, page 41

4.	Comment: You indicate that “ management” makes recommendations regarding the compensation of certain executives. Please identify the persons encompassed by the term “management.”

Response: In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing at pages 42-43 in the Compensation Discussion & Analysis (“CD&A”) to specifically address the Staff’s comment and identify more clearly the members of management who make recommendations regarding the compensation of certain executives. For the Staff’s information, the members of management involved in developing and presenting the recommendations to the Committee regarding the compensation of executives were Richard Parsons, Chairman & CEO; Jeff Bewkes, President & COO; Patricia Fili-Krushel, Executive Vice President, Administration; and Mark Wainger, Senior Vice President, Global Compensation and Benefits.

5.

Comment: We note your description of the role of your compensation consultant. Please revise to more fully address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s function. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing under the section titled “Role of the Compensation Committee” and “Other Policies and Matters Related to Executive Compensation that Advance the Compensation Philosophy” to specifically address the Staff’s comment and will provide more information relating to the nature and scope of the consultant’s assignment, its role in determining and recommending compensation, and any other material elements of the consultant’s function.

Elements of Executive Officer Compensation, page 44

6.

Comment: We note that the allocation of your various forms of compensation is “balanced.” Please state whether you have a targeted allocation for short-term versus long-term, and cash versus equity, compensation. If so, please disclose your targets. Refer to Item 402(b)(2)(i) and (ii) of Regulation S-K.

Response: Time Warner does not have a specific target or allocation for short-term versus long-term compensation or cash versus equity compensation.

Determination of the 2006 Compensation, page 47

7.

Comment: Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your discussion of your annual incentive program does not explain how the target percentage is determined or explain the correlation between relative total stockholder return and the percentage of the target amount (0% to 200%) payable. As another example, your discussion of the reasons for the specific bonuses paid is overly broad and does not appear to adequately address the contributions of the individual named executive officers (other than the chief executive officer) and why those contributions have been valued in the specified bonus amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing in the section “Application of Compensation Philosophy – Elements of Executive Officer Compensation – Base Salary and Annual Bonus” on page 45 of the 2007 Proxy Statement and under “2006 Annual Bonuses” on page 49 of the 2007 Proxy Statement to specifically address the Staff’s comment and provide a more complete analysis regarding the elements and levels of compensation paid to each of the named executive officers individually, how the bonus targets are determined and what factors affect the bonus targets, the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and the reasons why the Committee believed that the amounts paid to each named executive officer were appropriate in light of the various items it considered in making specific compensation decisions. Based on the SEC’s guidance in Section II.B.1 of Commission Release 33-8732, for those components of compensation for which there is no difference for or among the named executive officers as compared to other employees, such as in the Company’s health and welfare programs, the Company would not plan to repeat the same information for each individual, but would continue to provide the general information and note that these components apply to all named executive officers.

As a point of clarification, with respect to the Company’s annual incentive program, the Company respectfully notes that although some components of the Company’s incentive programs are tied to stockholder return, there is no direct correlation between relative total stockholder return and the percentage of the target amount payable under the annual incentive program. Based on Instruction 2 to Item 402(b) of Regulation S-K, the Company included in its 2007 Proxy Statement information regarding one new component of its compensation that is based on total stockholder return - its performance stock units (“PSUs”) - because awards of PSUs represented a change from the compensation approach followed for 2006 and the Company believed it was relevant to understanding the compensation awarded or earned in 2006 and discussed in the CD&A. The Company plans to include additional information and analysis about the PSU program, including more information on the correlation between the performance achieved and the payout, in the CD&A contained in the Company’s 2008 proxy statement.

Review of the Components of Executive Compensation, page 47

8.

Comment: Please identify the party or parties responsible for presenting the summary of the company’s compensation programs, practices and estimates to the compensation committee and the board. Your prior disclosure suggests that this responsibility would fall to your compensation consultant. Please revise your disclosure to confirm or explain.

Response: Ms. Patricia Fili-Krushel, Executive Vice President, Administration, presented the summary of the Company’s compensation programs, practices and estimates to the Committee and the Board of Directors. In future proxy statement filings with the SEC, we will revise the disclosure to make this more clear.

Peer Comparisons, page 47

9.

Comment: We note that your new policy is to benchmark your compensation, in part, against public companies with more than $20 billion in annual revenues. Please identify these companies. Refer to Item 407(b)(2)(xiv) of Regulation S-K.

Response: In the Company’s future proxy statement filings with the SEC, the Company will both describe the peer group and provide a listing of the companies included in it to specifically address the Staff’s comment. The companies included in the peer group of companies with more than $20 billion in annual revenues used by the Committee in its review of 2007 compensation are set forth in Exhibit A attached to this letter.

10.

Comment: We also note that you have identified twenty-four industry group peers that you have relied upon for benchmarking purposes. However, you state that comparable market data for comparable positions for each company in the peer group was not available. Your disclosure indicates that, as a result, in some cases compensation was benchmarked against as few as three companies. Please identify the specific benchmark companies for each named executive officer. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a target percentile range, please explain why.

Response: In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing under the section titled “Determination of the 2006 Compensation – Peer Comparisons” to specifically address the Staff’s comment and include a discussion of the Company’s target for each element of compensation against the peer companies as well as where actual payments fall within targeted parameters, together with any applicable explanations if the actual compensation was outside a target percentile range.

With regard to the benchmark companies, by way of explanation, the 24-company peer group is based on aggregated and blind compensation survey data provided to Time Warner by its consultant, and is utilized for all components of compensation. While the same 24-company peer group was used for all of Time Warner's named executive officers, not all companies that participated in the survey reported compensation data for every survey position. As a result, the survey data with respect to a particular position may reflect a subset of the 24 companies. Thus, while Time Warner management is aware of the number of companies that have submitted data for a particular position, Time Warner management, the Committee and the consultant do not know which companies comprise the subset generating the market data for the position held by each individual named executive officer.

11.	Comment: Please explain why the composition of your “media peer groups” for Mr. Parsons and Mr. Bewkes differ.

Response: The “media peer groups” that were used in connection with the determination of 2006 compensation differed in composition for Mr. Parsons and Mr. Bewkes because information for both the CEO and COO positions at NBC Universal, Inc. was not available to the Company. The source of information used for the “media peer groups” was the most recent proxy statement filed by each of the four companies. The proxy statement for General Electric Company, parent company of NBC Universal, Inc., included the CEO of NBC Universal, Inc. in its group of named executive officers, but did not include the COO. As a result, the “media peer group” for Mr. Parsons included one more company than the group used for Mr. Bewkes.

2006 Base Salary, page 49

12.

Comment: The parenthetical disclosure at the end of the first sentence of this section indicates that your compensation decisions are made with reference to market compensation data that is broader than the benchmarking data discussed in the preceding section. Please revise to explain and identify any market compensation data relied upon by the company that is not described in your prior benchmarking discussion.

Response: The Company did not intend to give the impression that it looked at any additional market compensation data beyond what is described in the benchmarking discussion. The Company did, however, state in the 2007 Proxy Statement that such benchmarking data is merely one factor that the Committee considers in establishing compensation levels. The Company will be more clear in future proxy statement filings with the SEC.

2006 Annual Bonuses, page 49

13.

Comment: We note that you have not provided a quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please discuss the specific items of company performance (such as those relating to EBITDA, adjusted operating income and free cash flow) as well as the individual objectives for each named executive officer (and how the individual objectives are measured). Your disclosure should clearly explain how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: The Company included disclosure at pages 49-54 of the 2007 Proxy Statement regarding the annual bonuses paid to named executive officers, including the framework for the determination of the bonuses by the Committee, which includes target bonus levels established for each executive, Company financial performance measures (Adjusted OIBDA and free cash flow), and individual performance goals, as well as the relative percentage weighting for the Company and individual goals. The Company did not provide the specific levels established by the Committee for the Adjusted OIBDA and free cash flow because the Company determined that such inclusion would result in competitive harm to the Company and that the incremental information of the specific level is not material information that is necessary for understanding the bonuses awarded to the named executive officers. The financial measures are one component of several considered by the Committee and the Company has announced publicly a range of expected performance for each measure. The specific financial measures used in connection with the bonuses were within the publicly announced ranges of expected performance. The Company disclosed in the 2007 Proxy Statement that the Company had met or exceeded the financial performance goals for 2006. In addition, the Company has provided to the Staff, on a supplemental basis, support for its determination that release of the specific financial goals would be harmful competitively.

In the Company's future proxy statement filings with the SEC, the Company will include additional disclosure that more clearly discusses the expected difficulty of reaching the Company financial performance goals as well as a discussion of the individual goals for each named executive officer and his or her performance, rather than presenting a general discussion of the goals and performance of the named executive officers, other than the Chief Executive Officer, on a combined basis.

14.

Comment: We note that performance targets are set at the beginning of each year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment or additional instructions regarding your obligations (which include supplemental submissions of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Response: The Company respectfully submits that Instruction 2 to Item 402(b) and Section II.B.1 of Commission Release 33-8732A require that information for actions regarding compensation taken either after the completed fiscal year or in prior years should be included in the CD&A if it would be relevant to an understanding of the compensation for the completed fiscal year that is the subject of the CD&A, but that they do not require information about all actions taken regarding executive compensation following the end of the fiscal year. Consequently, the Company included a discussion of a new compensation program (its PSU program) adopted in 2007 because the Company believed it was relevant to understanding the Company’s philosophy that a portion of compensation should be performance-based. However, the Company did not include a discussion of individual performance goals or Company performance targets for 2007 that would apply to its annual incentive program as it does not believe that the 2007 goals were important to understanding the bonuses or other compensation paid for performance in 2006.

15.

Comment: We note that incentive compensation may be adjusted in the committee’s discretion. For instance, the committee may increase the target bonus percentage above the targets specified in the named executive officers’ employment agreements. Please more fully address the discretion exercised by the compensation committee with respect to your compensation programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the compensation committee have to limit (or increase) incentive awards. Please clearly disclose and discuss those specific instances when discretion has been exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response: As noted at page 51 of the 2007 Proxy Statement, with respect to the Company’s annual incentive program, the Committee can and does exercise discretion with respect to the award of bonuses. The Committee has not adopted a strict formulaic approach that would result in any specified payment of annual bonus compensation based on any particular financial measure or individual performance rating. Rather, these objective criteria provide a framework to guide the Committee’s determination of the bonuses awarded to the named executive officers. In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing at pages 42 and 51 of the 2007 Proxy Statement to specifically address the Staff’s comment and provide additional details regarding the discretion exercised by the Committee with respect to the Company’s compensation programs.

Summary Compensation Table for Fiscal Year 2006, page 60

16.

Comment: As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Parsons differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Bewkes.

Response: In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing in the CD&A portion of the 2007 Proxy Statement to specifically address the SEC’s comments and provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Parsons and Mr. Bewkes differ from that of the other named executive officers.

17.

Comment: Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi).

Response: In the Company’s future proxy statement filings with the SEC, a footnote to the stock awards column of the Summary Compensation Table will disclose the assumptions made in the valuation of the Company’s stock awards by making specific reference, as applicable, to the Company’s financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section of the Company’s Annual Report on Form 10-K.

Nonqualified Deferred Compensation for Fiscal Year 2006, page 74

18.

Comment: Please revise your footnotes (3)-(6) pursuant to Instruction to paragraph (i)(2) of Item 402 of Regulation S-K to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant’s Summary Compensation Table and amounts reported in the aggregate balance at December 31, 2006 previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

Response: The Company believes that it has met the disclosure requirement under Item 402(i)(2) of Regulation S-K to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the Company’s Summary Compensation Table. In footnote (1) to the Nonqualified Deferred Compensation Table, which applies to the contributions and earnings columns for all of the named executive officers, the Company’s disclosure states that “None of the amounts reported in these columns is required to be reported as compensation in the Summary Compensation Table for fiscal year 2006.” As footnote (1) explains, no named executive officer (other than Ms. Fili-Krushel) elected to defer any portion of his or her 2006 compensation, and the contribution during 2006 by Ms. Fili-Krushel represented the deferral of a portion of her bonus for the 2005 fiscal year (but received during 2006), which is not required to be reported as compensation in the Company’s Summary Compensation Table for fiscal year 2006.

The Company also believes that it has met the disclosure requirement pursuant to Item 402(i)(2) of Regulation S-K to quantify the extent to which amounts reported in the Aggregate Balance at December 31, 2006 column previously were reported as compensation to the named executive officer in the Company’s Summary Compensation Table for prior years. No such amounts were disclosed in footnotes (3)-(6) of the Summary Compensation Table with respect to Messrs. Pace, Bewkes and Cappuccio and Ms. Fili-Krushel because no amounts reported in the Aggregate Balance at December 31, 2006 column for any of these named executive officers were reported as compensation to such named executive officers in the Company’s Summary Compensation Table for prior years.

In the Company’s future proxy statement filings with the SEC, if no amounts reported in the aggregate balance at fiscal year end column of the Nonqualified Deferred Compensation Table were reported as compensation to any named executive officer in the Company’s Summary Compensation Table for prior years, the Company will indicate as such in one or more footnotes to the Nonqualified Deferred Compensation Table.

Potential Payments Upon Termination or Change in Control, page 76

19.

Comment: Please include a discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its NEOs. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Response: In the Company’s future proxy statement filings with the SEC, the Company will provide greater detail in the disclosure currently appearing in the CD&A portion of the 2007 Proxy Statement to specifically address the Staff’s comment and will include a discussion of the process followed in determining the size and features of the termination and severance packages of the named executive officers, as well as how the arrangements fit into the Company’s compensation objectives and decisions the Company made regarding other compensation elements.

* * * * * * * *

Pursuant to the Comment Letter, we hereby acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement;

·	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me.

  /s/ Brenda C. Karickhoff

Brenda C. Karickhoff

Senior Vice President and Deputy General Counsel

Time Warner Inc.

(212) 484-6576

cc: Richard D. Parsons
     Chairman and Chief Executive Officer

     Wayne H. Pace
     Executive Vice President and Chief Financial Officer

     Paul T. Cappuccio
     Executive Vice President and General Counsel

     Patricia Fili-Krushel

Executive Vice President, Administration

EXHIBIT A

Peer Group Companies with More than $20 Billion in Annual Revenues

Abbott Laboratories
Aetna Inc.
American International Group, Inc.
Alcoa Inc.
The Allstate Corporation
Altria Group, Inc.
AT&T Inc.
Bank of America Corporation
BellSouth Corporation
Best Buy Co., Inc.
The Boeing Company
BP p.l.c.
Bunge Limited
Cardinal Health, Inc.
Caterpillar Inc.
Chevron Corporation
Cisco Systems, Inc.
Citigroup Inc.
The Coca-Cola Company
ConocoPhillips
CVS Caremark Corporation
Dell Inc.
Delphi Corporation
The Dow Chemical Company

E.I. du Pont de Nemours and Company

Exxon Mobil Corporation
Federal National Mortgage Association
FedEx Corporation
Ford Motor Company
Federal Home Loan Mortgage Corporation
General Dynamics Corporation
General Electric Company
General Motors Corporation
GlaxoSmithKline plc
The Hartford Financial Services Group, Inc.
HCA Inc.
Hess Corporation
Hewlett-Packard Company
The Home Depot, Inc.
Honeywell International Inc.
Intel Corporation
International Business Machines Corporation
International Paper Company
John Hancock (a division of Manulife Financial Corporation)
Johnson Controls, Inc.
Johnson & Johnson
Kraft Foods Inc.

Lockheed Martin Corporation
Macy’s, Inc.
Marathon Oil Corporation
McDonald’s Corporation
McKesson Corporation
Medco Health Solutions, Inc.
Merck & Co., Inc.
MetLife, Inc.
Microsoft Corporation
Motorola, Inc.
Northrop Grumman Corporation
Novartis AG
PepsiCo, Inc.
Pfizer Inc.
The Procter & Gamble Company
Prudential Financial, Inc.
Raytheon Company
Safeway Inc.
Sears Holdings Corporation
Royal Dutch Shell plc
Sprint Nextel Corporation
Sunoco, Inc.
Target Corporation
3M Company
The Travelers Companies, Inc.

UnitedHealth Group Incorporated
 United Parcel Service, Inc.
United Technologies Corporation
Valero Energy Corporation
Verizon Communications Inc.
Cellco Partnership (doing business as Verizon Wireless)
Wachovia Corporation
The Walt Disney Company
Washington Mutual, Inc.
WellPoint, Inc.
Wells Fargo & Company
Weyerhaeuser Company